NEEDHAM & COMPANY, LLC
(An Indirect Wholly-Owned Subsidiary of The Needham Group, Inc.)

Statement of Financial Condition

December 31, 2025

(With Report of Independent Registered Public Accounting Firm)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33772

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Needham & Company, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
250 Park Avenue, 10th Floor

(No. and Street)

New York	NY	10177
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Fiordaliso	212-705-0363	rfiordaliso@needhamco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
RSM US LLP

(Name – if individual, state last, first, and middle name)

151 W 42nd Street, 19th Floor	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack Iacovone _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Needham & Company, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Jack Iacovone

—DocuSigned by:
—C08024C8F8FB48V...

Title:

Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

NEEDHAM & COMPANY, LLC
(An Indirect Wholly-Owned Subsidiary of The Needham Group, Inc.)

Statement of Financial Condition

December 31, 2025

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member of Needham & Company, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Needham & Company LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2019.

New York, New York
February 27, 2026

THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING



RSM US LLP is the U.S. member firm of RSM International, a global network of independent assurance, tax, and consulting firms.
Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.



NEEDHAM & COMPANY, LLC
(An Indirect Wholly-Owned Subsidiary of The Needham Group, Inc.)

Statement of Financial Condition

December 31, 2025

Assets

Cash and cash equivalents	$	846,084
Receivable from clearing broker		20,794,703
Securities owned, at fair value		4,920,565
Non-marketable securities		999,998
Fees and concessions receivable		8,790,573
Receivables from Parent and affiliate		2,571,044
Operating lease right-of-use assets		7,562,470
Furniture, equipment, and leasehold improvements at cost (net of accumulated depreciation of $8,941,361)		2,690,022
Other assets		4,849,392
Total assets	$	54,024,851

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	6,269,990
Payable to parent and affiliate		5,170,669
Operating lease obligations		11,096,354
Income tax and deferred payable		38,426
Securities sold, not yet purchased, at fair value		4,498
Total liabilities		22,579,937
Commitments and Contingencies		
Member's equity		31,444,914
Total liabilities and member's equity	$	54,024,851

See accompanying notes to statement of financial condition

NEEDHAM & COMPANY, LLC

(An Indirect Wholly-Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2025

(1) Organization and Description of Business

Needham & Company, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (the SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The Company provides a full range of investment banking and brokerage services to corporate clients. The Company is a market maker primarily in emerging growth stocks in the technology, healthcare, and consumer industries, and deals with institutional investors. The Company also underwrites securities in these industries, acting as both a lead underwriter as well as a member of syndicate groups.

The Company is a direct subsidiary of Needham Holdings, LLC, which is wholly owned by The Needham Group, Inc. (the Parent). Distributions to the Parent are paid through Needham Holdings, LLC and are required to conform to the applicable regulatory requirements.

Pursuant to agreements between the Company and its correspondent clearing broker, Pershing, LLC (the Clearing Broker), proprietary and customer securities transactions affected by the Company are introduced and cleared on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

The following is a summary of significant accounting policies:

(a) Use of Estimates

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less at the time of purchase to be cash equivalents. At December 31, 2025, the Company's cash equivalents consist of money market funds, which are classified as securities owned, at fair value on the statement of financial condition.

(c) Receivable from Clearing Broker

Receivable from clearing broker represents the amounts receivable in connection with the trading of proprietary positions and the commissions associated with customer securities transactions and other cash holdings.

(d) Securities Transactions

Securities owned, at fair value, and securities sold, not yet purchased, at fair value on the statement of financial condition consist of financial instruments carried at fair value. The fair value of a financial

NEEDHAM & COMPANY, LLC

(An Indirect Wholly-Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2025

instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Fair values of the financial instruments are generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with reasonable levels of price transparency. To the extent certain financial instruments trade infrequently or are nonmarketable and, therefore, have little or no price transparency, the Company values these instruments based on management's estimates.

The Company has elected to measure investments in private companies using the measurement alternative, as permitted by the FASB Accounting Standards Codification (ASC) 325-20, Investments-Cost Method. These investments are carried at cost, less any impairment, because of lack of marketable information or observable prices for similar investments. The Company periodically evaluates these investments for impairment. An impairment loss is recognized if the carrying amount of the investment exceeds its fair value, and the decline in value is considered other-than-temporary.

At December 31, 2025, the Company owned an equity security in a private company which was obtained through an advisory transaction.

(e) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are reported at historical cost, net of accumulated depreciation or amortization. Depreciation on furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets which range from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful life of the improvement or the term of the underlying leases, which range from 5 to 12 years.

(f) Income Taxes

For U.S. federal, state, and local tax purposes, the Company is a single member limited liability company that has elected to be disregarded for income tax purposes. However, for financial accounting purposes, the Company recognizes taxes as if it files a separate tax return on a stand-alone basis, consistent with the liability method prescribed by Accounting Standards Codification (ASC) 740, *Income Taxes paragraph 710-10-30-27*. The Company has elected not to follow the simplification standards under ASU 2019-12. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets or liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10, *Income Taxes*. ASC 740-10 requires recognition and measurement of a tax position taken that is more likely than not

3

NEEDHAM & COMPANY, LLC

(An Indirect Wholly-Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2025

to be sustained, and provides guidance on derecognition, classification, interest and penalties, and disclosure. The Company accounts for interest and penalties as a component of income tax expense.

The Company's operating results are included in the federal, state and local income tax returns filed by the Parent.

(g) Credit Losses

For financial assets carried at amortized cost, the Company estimates the allowance for credit losses under the Current Expected Credit Losses ("CECL") model, applying the practical expedient approach.

The Company follows ASC 326 Financial Instruments -- Measurement of Credit Losses on Financial Instruments ("ASC 326"). This standard requires the application of the current expected credit loss CECL methodology for the measurement of credit losses on financial assets measured at amortized cost basis.

The Company's receivables from broker/dealers and clearing organizations include amounts receivable from unsettled trades executed on behalf of customers, fees from underwriting receivable and cash deposits. These receivables generally do not give rise to material credit risk and have a remote possibility of default either because of their short-term nature or due to the credit protection framework inherent in the design and operation of brokers, dealers and clearing organizations. As such, generally, no allowance for credit losses is held against these receivables.

As a result of the above application, no allowance for credit losses has been made by the Company for these financial assets at December 31, 2025.

(3) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2025, securities owned and securities sold, but not yet purchased by the Company, consist of principally U.S. equity securities at year-end.

All securities owned are pledged to the Clearing Broker on terms which permit the Clearing Broker to sell or re-pledge the securities to others subject to certain limitations.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected on the statement of financial condition.

(Continued)

NEEDHAM & COMPANY, LLC
(An Indirect Wholly-Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2025

(4) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consisted of the following at December 31, 2025:

Computer equipment	$983,944
Furniture and equipment	1,254,758
Office machinery	1,158,804
Software	306,382
Leasehold improvements	7,927,495
Total cost	11,631,383
Less accumulated depreciation	(8,941,361)
Total fixed assets, net	$2,690,022

(5) Income Taxes

The Company is a subsidiary of the Parent which is a qualified Subchapter S Corporation. The Company is treated as a disregarded entity for federal state and local tax purposes. The Company computes its current and deferred tax provision on its stand-alone income using the Parent's apportionment factor on a modified separate company method.

Because the Parent is an S Corporation, the Parent's tax liability only relates to state and local taxes. Therefore, the effective tax rate is a result of state and local taxes. At December 31, 2025, there was a deferred tax asset of $123,201 primarily related to deferred rent expenses, which is included in other assets on the statement of financial condition and a deferred tax liability of $38,426 related to depreciation, which is reported in income tax and deferred payable on the statement of financial condition. As it is more likely than not that the deferred tax asset will be utilized in later years, no valuation allowance is recorded. There are no unrecognized tax benefits as of December 31, 2025.

(6) Compensation and Profit Sharing Plans

The Company maintains a 401(k) salary deferral and profit sharing plan covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pretax contributions to the 401(k) plan pursuant to salary reduction agreements. The Company matches the employees' contributions up to a maximum of 50% of the first 6% of each employee contribution.

5

(Continued)

NEEDHAM & COMPANY, LLC

(An Indirect Wholly-Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2025

(7) Commitments and Contingencies

The Company has office space in New York, Massachusetts, California, Minnesota, Florida and Illinois. The Company has entered into operating leases, which also contain certain escalation clauses. At December 31, 2025, the expected future minimum lease payments under such leases are as follows:

2026	$2,932,323
2027	2,930,843
2028	1,889,530
2029	1,215,877
2030	720,845
2031 and thereafter	1,096,251
Total commitments and contingencies	10,785,669
Present value discount	310,685
Lease liability	$11,096,354

The Company has two irrevocable letters of credit with a commercial bank supporting obligations under the Company's New York lease (expiring May 31, 2028), and Boston lease (expiring on July 31, 2032). Cash in the amounts of $927,196 and $142,688, respectively, has been set aside as collateral. Letters of credit are included in other assets on the statement of financial condition. The Company's security for office space in California on deposit with the lessor is $83,397.

The Company, in the normal course of business, has been named as a defendant in various legal proceedings. Additionally, from time to time, the Company is involved in regulatory investigations. While there exists an inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, the Company does not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on the Company's financial position, results of operations, or cash flows.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2025, and were subsequently settled had no material effect on the statement of financial condition as of that date.

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the Clearing Broker for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2025, no amounts were recorded under such agreement as no loss is expected.

(Continued)

NEEDHAM & COMPANY, LLC

(An Indirect Wholly-Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2025

(8) Operating Leases

The Company has operating leases on a number of its branches and its main office in New York. The Company leases real estate with lease terms generally from 5 to 10 years, some of which have renewal options. As these extension options are not generally considered reasonably certain of renewal, they are not included in the lease term. The Company is not a lessee in any contracts classified as financing leases.

(in thousands)	Year Ended December 31, 2025
Cash paid for amounts included in the measurement of lease liabilities for operating leases	$3,249

	December 31, 2025
Weighted average remaining lease term (in years)	4.51
Weighted average discount rate	5.3%

(9) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or the amount determined in accordance with SEC market maker Rule 15c3-1(a)(4). At December 31, 2025, the Company had net capital of $11,406,766, which is $10,406,766 in excess of required net capital under the SEC market maker rule of $1,000,000. The Company is exempt from SEC Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not carry customer accounts, nor does it hold customer securities or cash. Advances to affiliates, and other equity withdrawals, including dividends are subject to certain notification and other provisions of the Net Capital Rule and other regulatory bodies.

(10) Related Party Transactions

The Company pays for certain expenses on behalf of the Parent and an affiliate, which are reimbursed monthly. These include office space, office equipment and supplies, furniture, fixtures and leasehold improvements, utilities, printing and stationary, insurance, publications and subscriptions, payroll administration, benefits administration and other necessary human resource services, data processing and computer services, telecommunication technology, and other miscellaneous day-to-day operational and facilities related expenses. During 2025, the Company paid $5,422,171 in expenses on behalf of the Parent

(Continued)

NEEDHAM & COMPANY, LLC
(An Indirect Wholly-Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2025

and affiliate. Amounts due to the Company from the Parent and affiliate related to these expenses are settled based on estimates each month. This estimated settlement is reconciled and adjusted, if necessary, once the final expense allocation is complete. At December 31, 2025, $2,571,044 was receivable from the Parent and affiliate included in the statement of financial condition.

At December 31, 2025, the payables to Parent and affiliate primarily include amounts owed related to income taxes and accrued but unpaid expenses or distibutions amounted to $5,170,669.

(11) Concentrations of Credit Risk

The Company conducts substantially all of its principal trading activities through the Clearing Broker based in the New York metropolitan area. At December 31, 2025, all marketable principal security positions were in the possession or control of its Clearing Broker. Significant credit exposure may result in the event that the Company's Clearing Broker is unable to fulfill its contractual obligations.

The Company's cash and cash equivalents are primarily held at three financial institutions, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate clients related to private placements of securities and financial advisory services. For the year ended Decmber 31, 2025, there are no concentrations in the volume of business transacted with, or revenue from, a particular customer.

(12) Fair Value Measurements

The fair value hierarchy under ASC 820, *Fair Value Measurements and Disclosures*, prioritizes the inputs to valuation techniques used to measure fair value. ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement establishes a fair value hierarchy that distinguishes between valuations obtained from sources independent of the entity and those from the entity's own unobservable inputs that are not corroborated by observable market data.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or where active markets do not exist, they may not have readily determinable fair values. In these instances, the Company estimates fair value using pricing models that utilize available information that management deems most relevant.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels:

Level 1 – Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

Level 2 – Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation

8

(Continued)

NEEDHAM & COMPANY, LLC
(An Indirect Wholly-Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2025

techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured.

Level 3 – Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified:

Equity securities: Level 1 equity securities are valued based on closing market prices from the exchange where the security is traded.

Money Market Funds: money market funds are valued based on closing market prices from the exchange where the money market funds are traded and are classified within Level 1.

Cash, receivables from clearing broker and fees and concessions receivable are recorded at amounts that approximate fair value due to their highly liquid nature and short-term maturity.

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations monthly.

The following table provides fair value information related to the Company's financial assets and liabilities that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds	$ 4,916,067	$ —	$ —	$ 4,916,067
Equity securities	4,498	—	—	4,498
Total assets	$ 4,920,565	—	—	$ 4,920,565
Liabilities:				
Securities sold, not yet prurchased	$ 4,498	—	—	$ 4,498
Total liabilities	$ 4,498	—	—	$ 4,498

9

(Continued)

NEEDHAM & COMPANY, LLC

(An Indirect Wholly-Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2025

(13) Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions and investment banking businesses. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and to manage the Company. The CODM uses net income to manage the Company primarily through managing revenue targets and establishing bonus compensation. Additionally, the CODM uses excess net capital (see note 11), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Other expense on the statement of operations consist of mainly promotional expenses related to various conferences that Needham holds throughout the year and business insurance costs. Total assets per the statement of financial condition represents the total assets of the Company's single reportable segment. In addition, segment revenue, significant expenses, including those expense categories and amounts that are regularly provided to the CODM, and segment net loss are included in the Company's statement of operations. There were no changes in segment determinations, measures reviewed by the CODM, or significant expense categories compared with the prior period.

(Continued)

NEEDHAM & COMPANY, LLC

(An Indirect Wholly-Owned Subsidiary of The Needham Group, Inc.).

Notes to Statement of Financial Condition

December 31, 2025

(14) Subsequent Events

Events that occur after the date of the statement of financial condition but before the statement of financial condition was issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the date of the statement of financial condition are recognized in the accompanying statement of financial condition. Subsequent events which provide evidence about conditions that existed after the date of the statement of financial condition may require disclosure in the accompanying notes. Management evaluated the activity of the Company through the date this statement of financial condition was issued, and concluded that no subsequent events have occurred that would require recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition.



Report of Independent Registered Public Accounting Firm

To the Member of Needham & Company, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Needham & Company, LLC (the Company) stated that:

1. The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the exemption provisions), and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception.

2. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and (3) providing research and institutional client services; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and that the Company's other business activities were limited to: (1) effecting securities transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; and (3) providing research and institutional client services and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

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Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

RSM US LLP

New York, New York
February 27, 2026

Docusign Envelope ID: FF510280-BF7C-431A-BBE6-A389A928F6BC



Needham & Company, LLC 250 Park Avenue, 10th Floor New York, NY 10177-1099   (212) 371-8300

Needham & Company, LLC Exemption Report

Needham & Company, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and (3) providing research and institutional client services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c-3-3) throughout the most recent fiscal year without exception.

Needham & Company, LLC

I, Jack Iacovone, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

Jack Iacovone

Chief Executive Officer

February 27, 2026